SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 Report on Form 6-K for the Month of April 2003
                               Dated June 11, 2003

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

               Form 20-F |X|             Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                     Yes |_|                    No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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Annex 1     Banco Comercial Portugues, S.A. (the "Bank") has published and released in Portugal the attached release announcing that it was granted at no cost 2,896,796 new ordinary shares of Banca Intesa SpA following the 16th April AGM decision of this Italian bank to distribute treasury stocks to its shareholders.


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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By:     Antonio Rodrigues
                                           -------------------------------------
                                                Antonio Rodrigues
                                                Member of the Board of Directors


                                        By:     Luis Gomes
                                           -------------------------------------
                                                Luis Gomes
                                                General Manager

Date: June 11, 2003


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                                                                         Annex 1

      For immediate release                                  June 9, 2003

                                  ANNOUNCEMENT

Lisbon, June 9, 2003 - Banco Comercial Portugues S.A. (BCP, NYSE: BPC, LSE: BCP) hereby announces that it was granted at no cost 2,896,796 new ordinary shares of Banca Intesa SpA following the 16th April AGM decision of this Italian bank to distribute treasury stocks to its shareholders.

Therefore BCP has now a total 118,751,435 ordinary shares of Banca Intesa SpA representing 2.007% of its common share capital; for the reason above mentioned this increase in the stake held by BCP did not imply any additional investment.

Furthermore we inform that all due legal announcements were made at CONSOB - Commissione Nazionale per le Societa e la Borsa of Italy.

End of Announcement


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